

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Allen Campbell
Chief Financial Officer
Verso Corp
8540 Gander Creek Drive
Miamisburg, Ohio 45342

> **Re: Verso Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-34056**

Dear Mr. Campbell:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing